...bility | Record Results



OCEANEERING®

2012 Annual Report

OCEANEERING AT A GLANCE

Oceaneering is a global oilfield provider of engineered services and products, primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of its applied technology expertise, Oceaneering also serves the defense, entertainment, and aerospace industries. At year end, Oceaneering employed approximately 10,900 people in 25 countries.



REMOTELY OPERATED VEHICLES

ROVs are submersible vehicles operated by technicians from a control van, typically onboard a floating drilling rig or vessel. They are piloted by means of a microprocessor-based control system through an armored electrical fiber-optic umbilical. ROVs are used to perform a variety of offshore oilfield tasks in water depths that ordinarily preclude the use of manned diving. These tasks include drill support, subsea hardware installation and construction, pipeline inspections and surveys, and subsea production facility operation and maintenance.

We own and operate the largest fleet of oilfield work class ROVs in the world. At the end of 2012, we had 289 ROVs, about 36% of the industry's vehicles. We were the primary provider of these vehicles to perform drill support service, with a market share of 56%, more than twice that of the second largest supplier.



SUBSEA PRODUCTS

We manufacture a variety of built-to-order specialty subsea oilfield products. These encompass production control umbilicals, tooling, installation and workover control systems (IWOCS), and subsea hardware.

While most of our subsea products are sold, we also rent tooling and provide IWOCS and some tooling as a service line.



SUBSEA PROJECTS

We perform subsea oilfield hardware installation and inspection, maintenance, and repair services. We service shallow water projects with our manned diving operation utilizing dive support vessels and saturation diving systems. We service deepwater projects with dynamically positioned vessels that have our ROVs onboard.

Our diving services are conducted primarily in the U.S. Gulf of Mexico (GOM). Our deepwater services are performed principally in the GOM and offshore Angola.



ASSET INTEGRITY

We provide asset integrity management, corrosion management, inspection, and non-destructive testing services principally to the oil and gas, power generation, and petrochemical industries. These services are performed on facilities onshore and offshore, both topside and subsea.



Courtesy of U.S. Navy

ADVANCED TECHNOLOGIES

We provide engineering services and related manufacturing principally to the U.S. Department of Defense, NASA and its prime subcontractors, and the commercial theme park industry. The U.S. Navy is our largest non-oilfield customer, for whom we perform work predominantly on surface ships and submarines.

REVENUE


31%
30%
13%
16%
10%

- Remotely Operated Vehicles
- Subsea Products
- Subsea Projects
- Asset Integrity
- Advanced Technologies

OPERATING INCOME


45%
31%
12%
8%
4%



FINANCIAL HIGHLIGHTS

OII LISTED NYSE

($ in thousands, except per share amounts)	2012	2011	% Increase
Revenue	$2,782,604	$2,192,663	27%
Gross Margin	627,858	508,759	23%
Operating Income	428,597	334,831	28%
Net Income	289,017	235,658	23%
Diluted Earnings Per Share (EPS)	$2.66	$2.16	23%

For 2012 Oceaneering reported record earnings and EPS. Our ability to produce outstanding results was largely attributable to our global focus on deepwater and subsea completion activity.

ABOUT THE COVER

For the first time since 2008, we experienced growing demand in 2012 for ROVs to support vessel projects. This contributed to an increase in our ROV fleet utilization to 80% for the year, up from 77% in 2011. In response to this demand growth, 16 of our new ROVs were placed into service to work onboard vessels. This equaled the total number of new ROVs we placed into service on vessels during the prior three years.

Pictured are two of our Millennium® vehicles being deployed in the U.S. Gulf of Mexico to perform maintenance on an export pipeline bridge from a tension leg production platform. The vessel is the *Olympic Intervention IV*, which we have chartered since it was built in 2008.

LETTER TO SHAREHOLDERS

I am pleased to report that we achieved record EPS of $2.66 in 2012, which was above the guidance range I provided in last year's letter. Each of our five operating business segments attained higher income than in 2011.

Our ability to produce exceptional results was largely attributable to our global focus on deepwater and subsea completion activity, and capability to develop and supply a wide range of the services and products required to safely support the efforts of our customers. We are committed to our customers' success and our results reflect their recognition of our ability to provide value to them.



Our 2012 performance was highlighted by the commencement in February of a three-year field support vessel services contract offshore Angola. Under this contract, we supply project management, engineering, and two chartered vessels, each equipped with two Oceaneering work class remotely operated vehicles (ROV). In support of this effort we are also providing ROV tooling, and asset integrity and installation and workover control system services.

During 2012 we achieved record operating income from our ROV, Subsea Products, Asset Integrity, and Advanced Technologies segments. Compared to 2011, ROV results improved on higher demand to provide drill support and vessel-based services, notably offshore Africa and in the U.S. Gulf of Mexico, and the expansion of our fleet. Subsea Products growth was primarily attributable to higher demand for tooling. Asset Integrity operating income was higher on increased service sales in most of the major geographic areas we serve, particularly in Norway due to the business acquisition we completed in December 2011. Advanced Technologies profits were up on engineering and vessel maintenance work for the U.S. Navy and theme park project activity.

Subsea Products backlog at year end was $681 million, up 78% from $382 million at the end of 2011. This backlog growth was mainly attributable to three large umbilical contracts we secured, which in total added nearly $245 million to our 2012 backlog. One of these, the largest umbilical order in Oceaneering's history, is for Petrobras' first large pre-salt project. Our success in winning this contract was attributable to our ability to design and qualify new hose components required for challenging subsalt reservoirs, and our project execution track record manufacturing heavy, complex umbilicals. Product manufacturing for these contracts will occur over the next few years, and we anticipate completion in the third quarter of 2015.

During 2012 our capital expenditures totaled $310 million, of which $198 million was spent on expanding and upgrading our ROV fleet. We placed 37 new vehicles into service during the year. We invested $68 million in our Subsea Products business, largely to increase the capabilities of our umbilical plants in Brazil and Scotland and to expand our rental tooling suite.

In addition to our capital expenditures, we repurchased 400,000 shares of our common stock for $19 million and paid $75 million of cash dividends. In the second quarter, we increased our regular quarterly cash dividend by 20% to $0.18 per common share. At year end, our balance sheet remained conservatively capitalized with $121 million of cash, $94 million of debt, and $1.8 billion of equity.

Our EPS guidance range for 2013 is $3.00 to $3.25. We anticipate continued global demand growth for our services and products to support deepwater drilling, field development, and inspection, maintenance, and repair activities. This market outlook is compatible with industry observations and assessments that deepwater drilling is increasing, subsea equipment orders are escalating, and backlog to perform offshore construction projects is at a historically high level.

We anticipate all of our operating business segments will achieve higher income in 2013 compared to 2012, notably: ROV on greater service demand to support drilling and vessel-based projects; Subsea Products on higher demand for all of our major product line categories, led by subsea hardware; and Subsea Projects on a full year of work on the field support services contract offshore Angola.



Looking beyond 2013, we remain convinced that our strategy to focus on providing services and products to facilitate deepwater exploration and production remains sound. We believe the oil and gas industry will continue to invest in deepwater, as it remains one of the best frontiers for adding large hydrocarbon reserves with high production flow rates at relatively low finding and development costs. Therefore, we anticipate demand for our deepwater services and products will continue to rise, and believe our business prospects for the next several years are promising.

Given our outlook, we plan to expand our ability to participate in the deepwater market by continuing to grow organically and making additional acquisitions. With the cash generated by our expected 2013 earnings and our balance sheet, we anticipate having ample resources to invest in Oceaneering's growth. Our capital expenditure estimate for 2013, excluding acquisitions, is $300 million to $325 million. We intend to pursue acquisitions within our market niches and would particularly like to expand our Subsea Products segment offerings, especially where we can add a services component.

In May, Roderick A. Larson joined Oceaneering as Senior Vice President and Chief Operating Officer. Rod has over 20 years of oilfield services business experience with Baker Hughes Incorporated, most recently as President, Latin American Region. Previously he served as Vice President of Operations, Gulf of Mexico Region. His demonstrated leadership and business perspective adds depth to our management team, as we grow our current subsea services and products and endeavor to expand our business line offerings.

In recognition of our financial performance, actions we took to enhance shareholder value, and our future business prospects, the price of Oceaneering's stock rose nearly 17% during the year. Our share price percentage increase was greater than all but one of the other companies in the Oil Service Sector Index (OSX), which by comparison rose only about 2%.

Oceaneering is thriving. I recognize and thank our employees who are making this happen. Their commitment to safely provide high-quality solutions to our customers' needs is the foundation for our continued success.

I am looking forward to leading Oceaneering to another record year in 2013.

M. Kevin McEvoy

M. Kevin McEvoy
President and Chief Executive Officer

DIRECTORS AND OFFICERS

DIRECTORS

T. Jay Collins
Former Chief Executive Officer of Oceaneering International, Inc. and Director of Nautronix Group Limited; Pason Systems Inc.; and Texas Institute of Science, Inc.

Jerold J. DesRoche
An Owner and Former Director of National Power Company

David S. Hooker
Chairman of Houlder Limited, Ocean Hover Limited, and Avoco Secure Ltd. and Director of Aminex plc and Helium Enterprises Ltd.

John R. Huff
Chairman of Oceaneering International, Inc. and Director of Hi-Crush GP LLC, the general partner of Hi-Crush Partners LP; KBR, Inc.; and Suncor Energy Inc.

D. Michael Hughes
Owner of The Broken Arrow Ranch and Affiliated Businesses

M. Kevin McEvoy
President and Chief Executive Officer of Oceaneering International, Inc.

Paul B. Murphy, Jr.
Chief Executive Officer and President of Cadence Bancorp, LLC and Director of Cadence Bancorp, LLC; Cadence Bank, N.A.; the Federal Reserve Bank of Dallas-Houston Branch; and Hines Real Estate Investment Trust, Inc.

Harris J. Pappas
President of Pappas Restaurants, Inc. and Director of Luby's, Inc.

EXECUTIVE OFFICERS

M. Kevin McEvoy
President and Chief Executive Officer

Marvin J. Migura
Executive Vice President

Roderick A. Larson
Senior Vice President and Chief Operating Officer

Knut Eriksen
Senior Vice President, Subsea Products

W. Cardon Gerner
Senior Vice President and Chief Financial Officer

Clyde W. Hewlett
Senior Vice President, Subsea Projects

Kevin F. Kerins
Senior Vice President, ROVs

David K. Lawrence
Vice President, General Counsel, and Secretary



OCEANEERING LOCATIONS

CORPORATE HEADQUARTERS

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3000
Telephone: (713) 329-4500

REGIONAL HEADQUARTERS

Oceaneering International, Inc.
5004 Railroad Avenue
Morgan City, Louisiana 70380
Telephone: (985) 329-3900

Oceaneering International Services Limited
Oceaneering House
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 758500

Oceaneering International Dubai LLC
Al Moosa Tower 2, Suite 15
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: (971-4) 311-7500

Oceaneering Advanced Technologies
7001 Dorsey Road
Hanover, Maryland 21076
Telephone: (443) 459-3700

Marine Production Systems do Brasil Ltda.
Avenida Rio Branco, 123 / 14th Floor
Centro – Rio de Janeiro, RJ
20040-0005, Brazil
Telephone: (55-21) 2517-7100

Oceaneering International Pte Ltd
31 International Business Park
#04-03A
Singapore 609921
Telephone: (65) 6933 7250

Oceaneering AS
Jåttåvågen, Hinna
PB 8024
4068 Stavanger
Norway
Telephone: (47) 51 82 51 00

Oceaneering Australia Pty. Ltd.
Level 2, 452 Flinders Street
Melbourne, VIC 3000
Australia
Telephone: (61-0) 8625 8400

Oceaneering Angola, S.A.
Avenida Che Guevara, 105
Makulusso
Luanda
Angola
Telephone: (244) 222 6354000


Millennium
OCEANEERING

FINANCIAL SECTION 2012

Oceaneering International, Inc.

PERFORMANCE GRAPH

The following graph compares our total shareholder return to the Standard & Poor's 500 Stock Index ("S&P 500") and the weighted average return generated by a peer group from December 31, 2007 through December 31, 2012. The peer group companies for this performance graph are Global Industries, Ltd. (until its acquisition by Technip on December 1, 2011), Halliburton Company, McDermott International, Inc., Cal Dive International, Inc., Bristow Group Inc., Tidewater, Inc., and Subsea 7 S.A. (and, prior to 2011, Acergy S.A., which was acquired by Subsea 7, Inc. to create Subsea 7 S.A.).

It is assumed in the graph that: (1) $100 was invested in Oceaneering Common Stock, the S&P 500 and the Peer Group on December 31, 2007; (2) the peer group investment is weighted based on the market capitalization of each individual company within the peer group at the beginning of each period; and (3) any dividends are reinvested. The shareholder return shown is not necessarily indicative of future performance.


$200
$150
$100
$50
$0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Oceaneering International, Inc.
S&P 500 Index
Peer Group

	December 31,					
	2007	2008	2009	2010	2011	2012
Oceaneering	100.00	43.27	86.89	109.32	138.41	163.57
S&P 500	100.00	63.00	79.67	91.68	93.61	108.59
Peer Group	100.00	39.75	69.44	96.33	79.60	84.08

Oceaneering Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol OII. We submitted to the New York Stock Exchange during 2012 a certification of our Chief Executive Officer regarding compliance with the Exchange's corporate governance listing standards. We also included as exhibits to our annual report on Form 10-K, as filed with the SEC, the certifications of our principal executive officer and principal financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002.

The following table sets out, for the periods indicated, the high and low sales prices for our common stock as reported on the New York Stock Exchange (consolidated transaction reporting system):

	2012		2011	
	High	Low	High	Low
For the quarter ended:				
March 31	$ 57.16	$ 46.08	$ 45.55	$ 34.72
June 30	54.94	43.22	46.19	35.46
September 30	58.53	48.15	45.04	32.71
December 31	55.98	50.87	49.26	31.77

On February 15, 2013, there were 387 holders of record of our common stock. On that date, the closing sales price, as quoted on the New York Stock Exchange, was $63.54. In 2012, we declared quarterly cash dividends of $0.15 per share in the first quarter and $0.18 per share in each of the second, third and fourth quarters, and in 2011 we declared quarterly cash dividends of $0.15 per share in each of the second, third and fourth quarters. It is our intent to continue to pay a quarterly cash dividend; however, payment of future cash dividends will be at the discretion of our board of directors in accordance with applicable law, after taking into account various factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints, industry practice and any other factors that our board of directors believes are relevant.

In February 2010, our Board of Directors approved a plan to repurchase up to 12,000,000 shares of our common stock. Through December 31, 2012 under this plan, we repurchased 3,100,000 shares of our common stock for $86 million. We did not repurchase any shares in the fourth quarter of 2012.

Selected Financial Data

The following table sets forth certain selected historical consolidated financial data and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation and our Consolidated Financial Statements and Notes included in this report. The following information may not be indicative of our future operating results.

Results of Operations:

	Year Ended December 31,				
(in thousands, except per share amounts)	2012	2011	2010	2009	2008
Revenue	$ 2,782,604	$ 2,192,663	$ 1,917,045	$ 1,822,081	$ 1,977,421
Cost of services and products	2,154,746	1,683,904	1,450,725	1,384,355	1,512,621
Gross margin	627,858	508,759	466,320	437,726	464,800
Selling, general and administrative expense	199,261	173,928	156,820	145,610	147,242
Income from operations	$ 428,597	$ 334,831	$ 309,500	$ 292,116	$ 317,558
Net income	$ 289,017	$ 235,658	$ 200,531	$ 188,353	$ 199,386
Diluted earnings per share	$ 2.66	$ 2.16	$ 1.82	$ 1.70	$ 1.78
Depreciation and amortization, including impairment charges	$ 176,483	$ 151,227	$ 153,651	$ 122,945	$ 115,029
Capital expenditures, including business acquisitions	$ 309,858	$ 526,645	$ 207,180	$ 175,021	$ 252,277

Other Financial Data:

	As of December 31,				
(in thousands, except ratios)	2012	2011	2010	2009	2008
Working capital ratio	1.95	1.96	2.24	2.25	2.09
Working capital	$ 585,805	$ 482,747	$ 543,646	$ 485,592	$ 390,378
Total assets	$ 2,768,118	$ 2,400,544	$ 2,030,506	$ 1,880,287	$ 1,670,020
Long-term debt	$ 94,000	$ 120,000	$ —	$ 120,000	$ 229,000
Shareholders' equity	$ 1,815,460	$ 1,557,962	$ 1,390,215	$ 1,224,323	$ 967,654

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this annual report, including, without limitation, statements regarding the following matters are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995:

- our business strategy;
- our plans for future operations;
- industry conditions;
- our expectations about 2013 earnings per share and segment operating results, and the factors underlying those expectations, including our expectations about demand for our deepwater oilfield services and products as a result of the factors we specify in "Overview" and "Results of Operations" below;
- projections relating to floating rigs to be placed in service and subsea tree orders;
- the adequacy of our liquidity and capital resources to support our operations and internally generated growth initiatives;
- our projected capital expenditures for 2013;
- our plans to add ROVs to our fleet;
- our belief that our goodwill will not be impaired during 2013;
- the adequacy of our accruals for uninsured expected liabilities from workers' compensation, maritime employer's liability and general liability claims;
- our belief that our total unrecognized tax benefits will not significantly increase or decrease in the next 12 months;
- our expectations about the cash flows from our investment in Medusa Spar LLC, and the factors underlying those expectations;
- our backlog; and
- our expectations regarding the effect of inflation in the near future.

These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the headings "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our annual report on Form 10-K as filed with the SEC. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Overview

The table that follows sets out our revenue and operating results for 2012, 2011 and 2010.

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Revenue	$ 2,782,604	$ 2,192,663	$ 1,917,045
Gross Margin	627,858	508,759	466,320
Gross Margin %	23%	23%	24%
Operating Income	428,597	334,831	309,500
Operating Income %	15%	15%	16%
Net Income	289,017	235,658	200,531

During 2012, we generated approximately 90% of our revenue, and 96% of our operating income before Unallocated Expenses, from services and products we provided to the oil and gas industry. In 2012, our revenue increased by 27%, with the largest increase occurring in our Subsea Projects segment, which increased 127%, principally from our field service contract offshore Angola that began during the first quarter of 2012.

The $289 million consolidated net income we earned in 2012 was the highest in our history. The $53 million increase from 2011 net income was attributable to higher profit contributions from all of our operating segments:

- our Subsea Projects segment, which had $31 million more operating income on $212 million more revenue;
- our Subsea Products segment, which had $29 million more operating income on $59 million more revenue;
- our ROV segment, which had $24 million more operating income on $98 million more revenue;
- our Asset Integrity segment, which had $15 million more operating income on $169 million more revenue; and
- our Advanced Technologies segment, which had $5 million more operating income on $52 million more revenue.

In 2012, we invested in the following major capital projects:

- additions of and upgrades to our work-class ROVs; and
- expansion in our Subsea Products segment, including the addition of more umbilical plant capabilities and an expansion of our rental tooling suite.

We expect our 2013 diluted earnings per share to be in the range of $3.00 to $3.25, as compared to $2.66 in 2012. We anticipate continued global demand growth to support deepwater drilling, field development, and inspection, maintenance and repair activities. Compared to 2012, in 2013 we are forecasting an increase in all our operating business segments, including:

- ROV, on greater service demand to support drilling and vessel-based projects;
- Subsea Products, on higher demand for all our major product lines, led by subsea hardware; and
- Subsea Projects, on a full year of operations under our field service contract offshore Angola.

We use our ROVs to provide drilling support, vessel-based inspection, maintenance and repair, subsea hardware installation, construction, pipeline inspection, and survey services to customers in the oil and gas industry. The largest percentage of our ROVs has historically been used to provide drill support services. Therefore, the number of floating drilling rigs on hire is a leading market indicator for this business. The following table shows average floating rigs under contract and our ROV utilization.

	2012	2011	2010
Average number of floating rigs under contract	268	238	220
ROV days on hire (in thousands)	82	73	69
ROV utilization	80%	77%	75%

Demand for floating rigs is our primary driver of future growth prospects. According to industry data published by IHS-Petrodata, at the end of 2012, there were 301 floating drilling rigs in the world, with 271 of the rigs under contract. Of the 271 rigs under contract, 78% are contracted through 2013. Ninety-three additional floating rigs were on order, and 57 of these 93 have been contracted long-term, for an average term of approximately 10 years. We estimate approximately 18 floating rigs will be placed in service during 2013, and we have ROV contracts on four of those. Competitors have the ROV contracts on four rigs, leaving 10 contract opportunities.

In addition to floating rig demand, subsea tree completions are another leading indicator of the strength of the deepwater market and the primary demand driver for our Subsea Products lines. According to industry data published by Quest Offshore Resources, Inc., there were less than 600 subsea completions before 1990, approximately 1,100 in the decade of the 1990s, approximately 3,100 in the decade of the 2000s, and Quest forecasts approximately 4,200 for the decade of the

2010s. Quest also projects the global market for subsea tree orders is expected to increase 66% in the 2012-2016 time period compared to the previous five years.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the United States. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and occasionally in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2012, we accounted for 11% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. Although we are continually striving to accurately estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' carrying values to forecasts of undiscounted cash flows associated with the assets or quoted market prices. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year. In 2010, we recorded a $5.2 million impairment charge as additional depreciation to adjust the carrying value of our vessel held for sale, *The Performer*, to its fair value less estimated costs to sell. We completed the sale in July 2010 for approximately the vessel's reduced carrying value. *The Performer* was included in our Subsea Projects segment, and the impairment and result of its sale are included in the gross margin and operating income in the Subsea Projects segment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements that extend asset lives or functionality.

Goodwill. We account for business combinations using the acquisition method of accounting, with the acquisition price being allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. In September 2011, the Financial Accounting Standards Board ("FASB") issued an update regarding goodwill impairment testing. Under the update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test. This update was effective for us January 1, 2012, and earlier adoption was permitted. We have applied this update commencing in 2011. The provisions of the update have not had a material effect on our financial position or results of operations. Prior to 2011, we tested the goodwill attributable to each of our reporting units for impairment annually, or more frequently whenever events or changes in circumstances indicated that the carrying amounts may not have been appropriate. We estimated fair value of the reporting units using both an income approach, which considers a discounted cash flow model, and a market approach. For reporting units with significant goodwill, we do not believe our goodwill will be impaired during 2013.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and beyond the self-insurance level of exposure we carry insurance, which can be by occurrence or in the aggregate. We determine the level of accruals for claims exposure by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

Income Taxes. Our tax provisions are based on our expected taxable income, statutory rates and tax-planning opportunities available to us in the various jurisdictions in which we operate. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws. We are at risk that a taxing authority's final determination of our tax liabilities may differ from our interpretation. Our effective tax rate may fluctuate from year to year as our operations are conducted in different taxing jurisdictions, the amount of pre-tax income fluctuates and our estimates regarding the realizability of items such as foreign tax credits may change. In 2012, 2011 and 2010, we recorded reductions of income tax expense of $3.0 million, $0.9 million and $1.0 million, respectively, resulting from a combination of expiring statutes of limitations and the resolution of uncertain tax positions related to certain tax liabilities we recorded in prior years. Current income tax expense represents either nonresident withholding taxes or the liabilities expected to be reflected on our income tax returns for the current year, while the net deferred income tax expense or benefit represents the change in the balance of deferred tax assets or liabilities as reported on our balance sheet.

We establish valuation allowances to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. We currently have no valuation allowances. While we have considered estimated future taxable income and ongoing prudent and feasible tax-planning strategies in assessing the need for the valuation allowances, changes in these estimates and assumptions, as well as changes in tax laws, could require us to provide for valuation allowances for our deferred tax assets. These provisions for valuation allowances would impact our income tax provision in the period in which such adjustments are identified and recorded.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We reduced our provision for income taxes in 2012 by $2.7 million for penalties and interest for uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $1.7 million on our balance sheet at December 31, 2012. Including associated foreign tax credits and penalties and interest, we have accrued a net total of $6.5 million in the caption "other long-term liabilities" on our balance sheet at December 31, 2012 for unrecognized tax benefits. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

For a summary of our major accounting policies and a discussion of recently adopted accounting standards, please see Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and growth initiatives. At December 31, 2012, we had working capital of $586 million, including cash and cash equivalents of $121 million. Additionally, we had $206 million available through a revolving credit facility under a credit agreement (the "Credit Agreement"), which is scheduled to expire on January 6, 2017. Our maximum borrowings and our total interest costs, including commitment fees, under the Credit Agreement and our prior revolving credit agreement during the year ended December 31, 2012 were $150 million and $2.0 million, respectively.

The Credit Agreement provides for a five-year, $300 million revolving credit facility. Subject to certain conditions, the aggregate commitments under the facility may be increased by up to $200 million by obtaining additional commitments from existing and/or new lenders. Borrowings under the facility may be used for working capital and general corporate purposes. Revolving borrowings under the facility bear interest at an adjusted base rate or the eurodollar Rate (as defined in the agreement), at our option, plus an applicable margin. Depending on our debt to capitalization ratio, the applicable margin varies (1) in the case of adjusted base rate advances, from 0.125% to 0.750% and (2) in the case of eurodollar advances, from 1.125% to 1.750%.

The Credit Agreement contains various covenants that we believe are customary for agreements of this nature, including, but not limited to, restrictions on the ability of each of our restricted subsidiaries to incur unsecured debt, as well as restrictions on our ability and the ability of each of our restricted subsidiaries to incur secured debt, grant liens, make certain investments, make distributions, merge or consolidate, sell assets, enter into transactions with affiliates and enter into certain restrictive agreements. We are also subject to an interest coverage ratio and a debt to capitalization ratio. The Credit Agreement includes customary events and consequences of default.

Our capital expenditures, including business acquisitions, for 2012, 2011 and 2010 were $310 million, $527 million and $207 million, respectively. Our capital expenditures in 2012 included $198 million for expanding and upgrading our ROV fleet. In 2012, we also invested $68 million in our Subsea Products business, largely to increase the capabilities of our umbilical plants in Brazil and Scotland and to expand our suite of subsea rental tooling. Capital expenditures in 2011 included expenditures for: the acquisition of AGR Field Operations Holdings AS and subsidiaries ("AGR FO") for $220 million, which are in our Asset Integrity and Subsea Projects segments; Norse Cutting and Abandonment AS

("NCA") for $50 million, which is in our Subsea Products segment; additions and upgrades to our ROV fleet; and conversion of the *Ocean Patriot* to a dynamically positioned saturation diving vessel and completion of its saturation diving system in our Subsea Projects segment. Capital expenditures in 2010 included expenditures for: additions and upgrades to our ROV fleet; two vessels and a saturation diving system in our Subsea Project segment; a business acquisition in our Subsea Products segment; and modifications to our Brazil umbilical manufacturing facility.

Our capital expenditures during 2012, 2011 and 2010 included $198 million, $136 million and $109 million, respectively, in our ROV segment, principally for additions and upgrades to our ROV fleet to expand the fleet and replace units we retired and for facilities infrastructure to support our growing ROV fleet size. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities as they arise. We added 37, 24 and 22 ROVs to our fleet and retired 15, 16 and 10 units during 2012, 2011 and 2010, respectively, and transferred one to our Advanced Technologies segment in 2011, resulting in a total of 289 work-class systems in the fleet at December 31, 2012.

In 2012, we rechartered a large deepwater vessel, the *Ocean Intervention III*, for two years, with extension options for up to three additional years. We have also chartered a larger deepwater vessel, the *Olympic Intervention IV*, for an initial term of five years, which began in the third quarter of 2008. We outfitted each of these larger deepwater vessels with two of our high-specification work-class ROVs, and we have utilized these vessels to perform subsea hardware installation and inspection, maintenance and repair projects, and to conduct well intervention services in the ultra-deep waters of the U.S. Gulf of Mexico. In 2012, we moved the *Ocean Intervention III* to Angola and chartered the *Bourbon Oceanteam 101* to work on a three-year field support contract. The customer for this contract has the option for us to provide a third vessel and has options to extend the contract for two additional one-year periods. In October 2012, we entered into a five-year charter for a U.S.-flagged multi-service support vessel that we intend to use in the U.S. Gulf of Mexico. The vessel currently is in a shipyard being modified, including changes to integrate two Oceaneering ROVs, and the charter will commence in March 2013. The vessel will be renamed the *Ocean Alliance*.

Our principal source of cash from operating activities is our net income, adjusted for the non-cash expenses of depreciation and amortization, deferred income taxes and noncash compensation under our restricted stock plans. Our $439 million, $289 million and $442 million of cash provided from operating activities in 2012, 2011 and 2010, respectively, were affected by cash increases/(decreases) of $(94) million, $(100) million, and $12 million, respectively, of changes in accounts receivable, $(76) million, $(11) million and $(1) million, respectively, of changes in inventory and $87 million, $9 million and $56 million, respectively, in changes in accounts payable and accrued liabilities. In 2012, the increase in accounts receivable was largely attributable to increased revenue in the fourth quarter of 2012 compared to the fourth quarter of 2011. The increase in inventory in 2012 was principally in our Subsea Products and ROV segments: Subsea Products in preparation for production related to the higher backlog levels at December 31, 2012 as compared to those at December 31, 2011; and ROV in anticipation of adding additional units. In 2012, the changes in accounts payable and accrued expenses related to higher accruals for payroll and project costs and an increase in progress payments received from customers. In 2011, the increase in accounts receivable was largely attributable to increased revenue in the fourth quarter of 2011 compared to the corresponding quarter of 2010, and the mix of revenue with a higher percentage of our 2011 revenue coming from our international operations. In 2010, the changes in accounts payable and accrued expenses related primarily to an increase in progress payments received from customers.

In 2012, we used $306 million in investing activities, with $310 million used to make the capital expenditures and business acquisitions described above.

In 2011, we used $483 million in investing activities, with $527 million used to make the capital expenditures and business acquisitions described above, while we received $44 million from the sales of assets, primarily our offshore production system, the *Ocean Legend*.

In 2010, we used $192 million in investing activities, including $109 million to upgrade and add additional units to our ROV fleet, $42 million to increase our Subsea Products capabilities, including an acquisition for $17 million, and

$44 million in our Subsea Projects segment, including expenditures for an additional vessel equipped with a saturation diving system and a replacement diving service vessel.

In 2012, we used $118 million in financing activities, principally for the payment of cash dividends of $75 million, repayment against our revolving credit facility of $26 million and common stock share repurchases of $19 million. In 2011, we generated $55 million in financing activities. We borrowed $120 million under our revolving credit facility, and we used $49 million for the payment of cash dividends and $17 million for common stock share repurchases. In 2010, we: (1) repaid $100 million against our revolving credit facility; (2) paid the remaining $20 million due under our Senior Notes; and (3) paid $50 million for common stock share repurchases.

In February 2010, our Board of Directors approved a plan to repurchase up to 12,000,000 shares of our common stock. The timing and amount of any repurchases will be determined by our management. We expect that any shares repurchased under the plan will be held as treasury stock for future use. The plan does not obligate us to repurchase any particular number of shares. Through December 31, 2012, we repurchased 3,100,000 shares at a cost of $86 million under the plan, including the 400,000 shares we repurchased for $19 million during 2012. As of December 31, 2012, we retained 2,926,514 shares we had repurchased. We expect that shares we reissue will be primarily in connection with our stock-based compensation plans.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange rate risks. We generally minimize these risks primarily through matching, to the extent possible, revenue and expense in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2012 relate primarily to our net investments in, including long-term loans to, our foreign subsidiaries. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income. See Item 7A – "Quantitative and Qualitative Disclosures About Market Risk."

Results of Operations

Additional information on our business segments is shown in Note 7 of the Notes to Consolidated Financial Statements included in this report.

Oil and Gas. The table that follows sets out revenue and profitability for the business segments within our Oil and Gas business.

(dollars in thousands)	Year Ended December 31, 2012	2011	2010
Remotely Operated Vehicles			
Revenue	$ 853,520	$ 755,033	$ 662,105
Gross Margin	289,929	260,287	247,619
Gross Margin %	34%	34%	37%
Operating Income	248,972	224,705	211,725
Operating Income %	29%	30%	32%
Days available	102,225	94,999	91,667
Utilization %	80%	77%	75%
Subsea Products			
Revenue	829,034	770,212	549,233
Gross Margin	241,240	207,804	161,081
Gross Margin %	29%	27%	29%
Operating Income	170,959	142,184	108,522
Operating Income %	21%	18%	20%
Backlog at end of period	681,000	382,000	384,000
Subsea Projects			
Revenue	379,571	167,477	247,538
Gross Margin	80,944	42,004	56,165
Gross Margin %	21%	25%	23%
Operating Income	63,461	32,662	46,910
Operating Income %	17%	20%	19%
Asset Integrity			
Revenue	435,381	266,577	223,469
Gross Margin	71,100	46,109	41,698
Gross Margin %	16%	17%	19%
Operating Income	45,196	30,560	25,893
Operating Income %	10%	11%	12%
Total Oil and Gas			
Revenue	$ 2,497,506	$ 1,959,299	$ 1,682,345
Gross Margin	683,213	556,204	506,563
Gross Margin %	27%	28%	30%
Operating Income	528,588	430,111	393,050
Operating Income %	21%	22%	23%

In response to continued increasing demand to support deepwater drilling and vessel-based inspection, maintenance and repair ("IMR") and installation work, we have continued to build new ROVs. These new vehicles are designed for use around the world in water depths of 10,000 feet or more. We added 37, 24 and 22 ROVs in 2012, 2011 and 2010, respectively, while retiring 41 units over the three-year period and transferring one to our Advanced Technologies segment in 2011. We have grown our ROV fleet size at December 31 to 289 for 2012 from 267 at 2011 and 260 at 2010. We plan to continue adding ROVs at levels we determine appropriate to meet market opportunities.

For 2012, our ROV revenue and operating income improved over 2011 from (1) higher demand, particularly offshore Africa and in the U.S. Gulf of Mexico for the provision of drill support and vessel-based services, and (2) the expansion of our fleet to meet the increased demand.

For 2011, our ROV revenue and operating income increased over 2010 from increased days on hire, as we had more systems available and had higher utilization due to increased international demand. Our operating income margin decreased as a result of geographic mix, as our aggregate international ROV operations have lower margins than our U.S. Gulf of Mexico operations.

We anticipate ROV operating income to increase in 2013 as a result of an increase in days on hire, with an increase in our fleet utilization to 82% or more, and a return to an operating margin of approximately 30%. We anticipate adding 30 to 35 vehicles in 2013, which should add to our days available and days on hire over 2012. We currently expect to retire, on average, 4% to 5% of our fleet on an annual basis.

Subsea Products revenue and operating income for 2012 increased over 2011 from higher demand for tooling to support deepwater drilling operations and IMR projects. Tooling to support drilling includes ROV accumulator skids to perform tests on blowout preventers ("BOPs"), BOP panels and well-containment spill-response hardware. Tooling to support IMR projects featured use of our flowline remediation system to eliminate hydrates in large diameter or long offset flowlines, and our acid injection system to perform well stimulations. Our margin was higher as umbilical sales, which typically have a lower margin than the rest of our Subsea Products, represented a smaller percentage of total segment revenue.

Our Subsea Products operating income for 2011 increased over 2010 on better umbilical plant throughput, higher installation and workover control system ("IWOCS") services, and growth in demand for our subsea hardware and tooling, partially due to our addition of cutting and abandonment capabilities in March 2011. Our operating margin percentage was lower due to product mix, with umbilicals being a higher percentage of Subsea Products revenue in 2011.

We anticipate our Subsea Products segment operating income in 2013 to be higher than in 2012, as we expect higher demand for all our major product categories, led by subsea hardware. We expect our margin to decrease from that of 2012, as we anticipate umbilical revenue will become a higher percentage of total segment revenue. Our Subsea Products backlog was $681 million at December 31, 2012, approximately 78% higher than it was at December 31, 2011.

Our 2012 revenue and operating income for Subsea Projects was higher than in 2011 on an international expansion of our work under our field services contract offshore Angola and higher demand in the U.S. Gulf of Mexico.

Our 2011 Subsea Projects revenue and operating income declined from 2010 due to lower demand for our shallow water diving and deepwater vessel services in the U.S. Gulf of Mexico. In 2011, we recorded a gain of $19.6 million on the sale of the *Ocean Legend*, a mobile offshore production system.

We anticipate our 2013 operating income for Subsea Projects to be higher than in 2012 on a full year of work under our field services contract offshore Angola.

Our Asset Integrity segment revenue and operating income were higher in 2012 as compared to 2011 on higher service sales in most of the geographic areas we serve, and particularly in Norway due to our acquisition in December 2011. Our Asset Integrity revenue and operating income were higher in 2011 than in 2010 on higher service demand in Europe and Central Asia. We expect a slight improvement in our Asset Integrity operating income in 2013 on better execution and improved operational efficiency.

Advanced Technologies. The table that follows sets out revenue and profitability for this segment.

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Revenue	$ 285,098	$ 233,364	$ 234,700
Gross Margin	38,681	33,774	32,510
Gross Margin %	14%	14%	14%
Operating Income	21,182	16,661	16,934
Operating Income %	7%	7%	7%

Our Advanced Technologies operating income in 2012 was higher than that of 2011 on higher engineering and vessel maintenance work for the U.S. Navy and higher levels of entertainment industry contracts. Our Advanced Technologies segment operating income results in 2011 were similar to those in 2010. We anticipate our Advanced Technologies 2013 operating income will be higher than that of 2012 due to higher levels of theme park entertainment work.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. In 2010, a portion of our restricted stock expense varied with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions.

The table that follows sets out our unallocated expenses.

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Gross margin expenses	$ (94,036)	$ (81,219)	$ (72,753)
% of revenue	3%	4%	4%
Operating expenses	(121,173)	(111,941)	(100,484)
% of revenue	4%	5%	5%

Our unallocated gross margin and operating expenses increased in each of 2012 and 2011, primarily due to higher compensation related to incentive plans. In 2011, we also incurred additional expenses associated with acquisition-related activities and international tax restructuring.

Other. The table that follows sets forth our significant financial statement items below the operating income line.

	Year Ended December 31,		
(dollars in thousands)	2012	2011	2010
Interest income	$ 1,935	$ 888	$ 580
Interest expense, net of amounts capitalized	(4,218)	(1,096)	(6,010)
Equity earnings of unconsolidated affiliates	1,673	3,801	2,078
Other income (expense), net	(6,065)	(539)	(926)
Provision for income taxes	132,905	102,227	104,691

Interest expense increased in 2012 compared to 2011 from higher debt levels after we increased our borrowings to fund an acquisition in December 2011. Interest expense decreased in 2011 from 2010, primarily from lower interest rates on LIBOR-based borrowings under our revolving credit agreement and term loan, and lower debt levels. We did not capitalize any interest in 2012 or 2011. We capitalized $0.3 million of interest in 2010. Interest expense in 2010 included $2.9 million to terminate an interest rate hedge.

We earn equity income from our 50% investment in Medusa Spar LLC. Medusa Spar LLC owns 75% of a production spar in the U.S. Gulf of Mexico and earns its revenue from fees charged on production processed through the facility. Throughput declined in 2012 due to normal well production decline. Throughput increased in 2011 over 2010 due to additional wells added to the spar.

We expect Medusa Spar LLC revenue and our equity share of its earnings will decline in 2013 due to normal well production decline. Medusa Spar LLC's revenue could be increased if the operator of the producing wells receives regulatory approval to start producing from other zones in the existing wells, which are anticipated to have higher flow rates than the currently-producing zones, or is able to connect more wells to the spar. We do not anticipate these events will occur in 2013.

Included in other income (expenses), net are foreign currency transaction gains/(losses) of $(5.4) million, $(0.4) million and $(2.8) million for 2012, 2011 and 2010, respectively. In 2010, we also earned a fee of $2.1 million for serving as the stalking horse bidder in an asset auction proceeding.

Our effective tax rate, including foreign, state and local taxes, was 31.5%, 30.3%, and 34.3% for 2012, 2011 and 2010, respectively, which included a combination of expiring statutes of limitations and the resolution of uncertain tax positions of $3.0 million, $0.9 million and $1.0 million, respectively, related to certain liabilities for uncertain tax positions we recorded in prior years. The primary difference between our 2012 and 2011 effective tax rates and the U.S. federal statutory rate of 35% reflects our intent to indefinitely reinvest in certain of our international operations. Therefore, we are no longer providing for U.S. taxes on a portion of our foreign earnings. The effective tax rate of 30.3% in our financial statements for 2011 is a result of our effective rate of 31.5% adjusted by $4.9 million of additional tax benefits, primarily attributable to amending prior years' U.S. federal income tax returns to reflect a broader interpretation of our pre-tax income eligible for certain deductions allowable for oil and gas construction activities, and tax effecting the $19.6 million gain on the sale of the *Ocean Legend* at the U.S. federal statutory rate of 35%. We anticipate our effective tax rate in 2013 will be approximately 31.5%.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by SEC rules.

Contractual Obligations

At December 31, 2012, we had payments due under contractual obligations as follows:

(dollars in thousands)	Payments due by period				
	Total	2013	2014-2015	2016-2017	After 2017
Long-term Debt	$ 94,000	$ —	$ —	$ 94,000	$ —
Vessel Charters	147,988	63,786	61,727	20,586	1,889
Other Operating Leases	118,916	29,168	37,501	21,103	31,144
Purchase Obligations	335,274	333,532	1,405	337	—
Other Long-term Obligations reflected on our balance sheet under GAAP	55,586	1,453	3,065	3,244	47,824
TOTAL	$ 751,764	$ 427,939	$ 103,698	$ 139,270	$ 80,857

At December 31, 2012, we had outstanding purchase order commitments totaling $335 million, including approximately $44 million for specialized steel tubes to be used in our manufacturing of steel tube umbilicals by our Subsea Products segment and $12 million for ROV winches. We have ordered the specialized steel tubes in advance to meet expected sales commitments. The winches have been ordered for new ROVs and for anticipated replacements due to normal wear and tear. Should we decide not to accept delivery of the steel tubes, we would incur cancellation charges of at least 10% of the amount canceled.

In 2001, we entered into an agreement with our Chairman (the "Chairman") who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006, which continued through August 15, 2011, during which service period the Chairman, acting as an independent contractor, agreed to serve as nonexecutive Chairman of our Board of Directors. The agreement provides the Chairman with post-employment benefits for ten years following August 15, 2011. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children for their lives. We recognized the net present value of the post-employment benefits over the expected service period. Our total accrued liabilities, current and long-term, under this post-employment benefit were $6.8 million and $7.3 million at December 31, 2012 and 2011, respectively.

Effects of Inflation and Changing Prices

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, using historical U.S. dollar accounting, or historical cost. Statements based on historical cost, however, do not adequately reflect the cumulative effect of increasing costs and changes in the purchasing power of the dollar, especially during times of significant and continued inflation.

In order to minimize the negative impact of inflation on our operations, we attempt to cover the increased cost of anticipated changes in labor, material and service costs, either through an estimate of those changes, which we reflect in the original price, or through price escalation clauses in our contracts. Inflation has not had a material effect on our revenue or income from operations in the past three years, and no such effect is expected in the near future.

Quantitative and Qualitative Disclosures About Market Risk

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for speculative or trading purposes. We currently have no outstanding hedges or similar instruments. We typically manage our exposure to interest rate changes through the use of a combination of fixed- and floating-rate debt. See Note 5 of Notes to Consolidated Financial Statements included in this report for a description of our revolving credit facility and interest rates on our borrowings. We believe significant interest rate changes would not have a material near-term impact on our future earnings or cash flows.

Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for several of our international operations is the applicable local currency. A stronger U.S. dollar against the U.K. pound sterling and the Norwegian kroner would result in lower operating income. We manage our exposure to changes in foreign exchange rates principally through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rates in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments that we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded adjustments of $44.8 million, $(18.4) million and $1.9 million to our equity accounts in 2012, 2011 and 2010, respectively. Negative adjustments reflect the net impact of the strengthening of the U.S. dollar against various foreign currencies for locations where the functional currency is not the U.S. dollar. Conversely, positive adjustments reflect the effect of a weakening dollar.

We recorded foreign currency transaction gains (losses) of $(5.4) million, $(0.4) million and $(2.8) million that are included in Other income (expense), net in our Consolidated Income Statements in 2012, 2011 and 2010, respectively.

Controls and Procedures

Disclosure Controls and Procedures

In accordance with Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. There has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. We developed our internal control over financial reporting through a process in which our management applied its judgment in assessing the costs and benefits of various controls and procedures, which, by their nature, can provide only reasonable assurance regarding the control objectives. You should note that the design of any system of controls is based in part on various assumptions about the likelihood of future events, and we cannot assure you that any system of controls will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive, financial and accounting officers, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included a review of the documentation surrounding our financial reporting controls, an evaluation of the design effectiveness of these controls, testing of the operating effectiveness of these controls and an evaluation of our overall control environment. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements, has audited our internal control over financial reporting, as stated in their report that follows.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the internal control over financial reporting of Oceaneering International, Inc. and Subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2012, and our report dated February 21, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 21, 2013

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Oceaneering International, Inc.

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2013 expressed an unqualified opinion thereon.

Ernst + Young LLP

Houston, Texas
February 21, 2013

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2012	2011
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 120,549**	$ 106,142
Accounts receivable, net of allowances for doubtful accounts of $2,298 and $594	**666,930**	549,812
Inventory	**331,280**	255,095
Other current assets	**84,231**	73,073
Total Current Assets	**1,202,990**	984,122
Property and Equipment, at cost	**2,069,119**	1,772,017
Less accumulated depreciation	**1,043,987**	878,709
Net Property and Equipment	**1,025,132**	893,308
Other Assets:		
Goodwill	**363,193**	333,471
Investments in unconsolidated affiliates	**42,619**	49,607
Other non-current assets	**134,184**	140,036
Total Other Assets	**539,996**	523,114
Total Assets	**$ 2,768,118**	$ 2,400,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 130,489**	$ 111,381
Accrued liabilities	**408,303**	335,161
Income taxes payable	**78,393**	54,833
Total Current Liabilities	**617,185**	501,375
Long-term Debt	**94,000**	120,000
Other Long-term Liabilities	**241,473**	221,207
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 180,000,000 shares authorized; 110,834,088 shares issued	**27,709**	27,709
Additional paid-in capital	**212,940**	202,619
Treasury stock; 2,926,514 and 2,799,118 shares, at cost	**(84,062)**	(71,700)
Retained earnings	**1,641,027**	1,426,525
Accumulated other comprehensive income	**17,846**	(27,191)
Total Shareholders' Equity	**1,815,460**	1,557,962
Total Liabilities and Shareholders' Equity	**$ 2,768,118**	$ 2,400,544

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2012	2011	2010
Revenue	**$ 2,782,604**	$ 2,192,663	$ 1,917,045
Cost of services and products	**2,154,746**	1,683,904	1,450,725
Gross Margin	**627,858**	508,759	466,320
Selling, general and administrative expense	**199,261**	173,928	156,820
Income from Operations	**428,597**	334,831	309,500
Interest income	**1,935**	888	580
Interest expense, net of amounts capitalized	**(4,218)**	(1,096)	(6,010)
Equity earnings of unconsolidated affiliates	**1,673**	3,801	2,078
Other income (expense), net	**(6,065)**	(539)	(926)
Income before Income Taxes	**421,922**	337,885	305,222
Provision for income taxes	**132,905**	102,227	104,691
Net Income	**$ 289,017**	$ 235,658	$ 200,531
Cash Dividends declared per Share	**$ 0.69**	$ 0.45	$ —
Basic Earnings per Share	**$ 2.68**	$ 2.18	$ 1.83
Diluted Earnings per Share	**$ 2.66**	$ 2.16	$ 1.82

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Net Income	**$ 289,017**	$ 235,658	$ 200,531
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	**44,775**	(18,374)	1,893
Pension-related adjustments	**262**	143	285
Change in fair value of interest rate hedge and other	**—**	—	2,428
Other comprehensive income	**45,037**	(18,231)	4,606
Comprehensive Income	**$ 334,054**	$ 217,427	$ 205,137

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2012	2011	2010
Cash Flows from Operating Activities:			
Net income	$ **289,017**	$ 235,658	$ 200,531
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**176,483**	151,227	153,651
Deferred income tax provision	**20,654**	7,502	31,184
Net gain on sales of property and equipment	**(584)**	(24,188)	(2,758)
Noncash compensation	**16,442**	12,529	8,490
Distributions from unconsolidated affiliates greater than earnings	**6,988**	2,262	5,569
Excluding the effects of acquisitions, increase (decrease) in cash from:			
Accounts receivable	**(94,237)**	(99,537)	12,104
Inventory	**(76,186)**	(11,492)	(827)
Other operating assets	**(20,278)**	(62)	(30,074)
Currency translation effect on working capital	**11,318**	(10,589)	6,519
Accounts payable and accrued liabilities	**87,453**	8,968	56,100
Income taxes payable	**23,559**	14,484	(6,485)
Other operating liabilities	**(1,735)**	1,810	7,846
Total adjustments to net income	**149,877**	52,914	241,319
Net Cash Provided by Operating Activities	**438,894**	288,572	441,850
Cash Flows from Investing Activities:			
Purchases of property and equipment	**(300,598)**	(235,028)	(185,262)
Business acquisitions, net of cash acquired	**(9,260)**	(291,617)	(21,918)
Dispositions of property and equipment and equity investment	**3,814**	43,874	15,284
Net Cash Used in Investing Activities	**(306,044)**	(482,771)	(191,896)
Cash Flows from Financing Activities:			
Net proceeds (payments) from revolving credit facility, including new loan costs	**(27,045)**	120,000	(100,000)
Payments of 6.72% Senior Notes	—	—	(20,000)
Proceeds from issuance of common stock	—	—	693
Excess tax benefits from stock-based compensation	**2,475**	1,320	1,741
Cash dividends	**(74,515)**	(48,707)	—
Purchases of treasury stock	**(19,358)**	(17,491)	(49,520)
Net Cash Provided by (Used in) Financing Activities	**(118,443)**	55,122	(167,086)
Net Increase (Decrease) in Cash and Cash Equivalents	**14,407**	(139,077)	82,868
Cash and Cash Equivalents—Beginning of Period	**106,142**	245,219	162,351
Cash and Cash Equivalents—End of Period	$ **120,549**	$ 106,142	$ 245,219

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Fair Value of Hedging Instruments	Accumulated Other Comprehensive Income (Loss): Currency Translation Adjustments	Accumulated Other Comprehensive Income (Loss): Pension	Total
Balance, December 31, 2009	**110,834**	**$ 27,709**	**$ 198,933**	**$ (27,796)**	**$ 1,039,043**	**$ (2,428)**	**$ (7,156)**	**$ (3,982)**	**$ 1,224,323**
Net Income	—	—	—	—	200,531	—	—	—	200,531
Other Comprehensive Income	—	—	—	—	—	2,428	1,893	285	4,606
Restricted stock unit activity	—	—	(4,027)	11,868	—	—	—	—	7,841
Restricted stock activity	—	—	(1,781)	1,781	—	—	—	—	—
Stock options exercised	—	—	(1,589)	2,282	—	—	—	—	693
Tax benefits from stock plans	—	—	1,741	—	—	—	—	—	1,741
Treasury stock purchases, 2,200,000 shares	—	—	—	(49,520)	—	—	—	—	(49,520)
Balance, December 31, 2010	110,834	27,709	193,277	(61,385)	1,239,574	—	(5,263)	(3,697)	1,390,215
Net Income	—	—	—	—	235,658	—	—	—	235,658
Other Comprehensive Income	—	—	—	—	—	—	(18,374)	143	(18,231)
Restricted stock unit activity	—	—	9,532	5,667	—	—	—	—	15,199
Restricted stock activity	—	—	(1,509)	1,509	—	—	—	—	—
Tax benefits from stock plans	—	—	1,319	—	—	—	—	—	1,319
Cash dividends	—	—	—	—	(48,707)	—	—	—	(48,707)
Treasury stock purchases, 500,000 shares	—	—	—	(17,491)	—	—	—	—	(17,491)
Balance, December 31, 2011	110,834	27,709	202,619	(71,700)	1,426,525	—	(23,637)	(3,554)	1,557,962
Net Income	—	—	—	—	289,017	—	—	—	289,017
Other Comprehensive Income	—	—	—	—	—	—	44,775	262	45,037
Restricted stock unit activity	—	—	8,985	5,857	—	—	—	—	14,842
Restricted stock activity	—	—	(1,139)	1,139	—	—	—	—	—
Tax benefits from stock plans	—	—	2,475	—	—	—	—	—	2,475
Cash dividends	—	—	—	—	(74,515)	—	—	—	(74,515)
Treasury stock purchases, 400,000 shares	—	—	—	(19,358)	—	—	—	—	(19,358)
Balance, December 31, 2012	**110,834**	**$ 27,709**	**$ 212,940**	**$ (84,062)**	**$ 1,641,027**	**$ —**	**$ 21,138**	**$ (3,292)**	**$ 1,815,460**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Oceaneering International, Inc. and our 50% or more owned and controlled subsidiaries. We also consolidate entities that are determined to be variable interest entities if we determine that we are the primary beneficiary; otherwise, we account for these entities using the equity method of accounting. We use the equity method to account for our investments in unconsolidated affiliated companies of which we own an equity interest of between 20% and 50% and as to which we have significant influence, but not control, over operations. All significant intercompany accounts and transactions have been eliminated.

Repurchase Plan. In February 2010, our Board of Directors approved a plan to repurchase up to 12,000,000 shares of our common stock. Through December 31, 2012 under this plan, we repurchased 3,100,000 shares of our common stock for $86 million.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Reclassifications. Certain amounts from prior periods have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents. Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts. We determine the need for allowances for doubtful accounts using the specific identification method. We do not generally require collateral from our customers.

Inventory. Inventory is valued at lower of cost or market. We determine cost using the weighted-average method.

Property and Equipment. We provide for depreciation of property and equipment on the straight-line method over estimated useful lives of eight years for ROVs, three to 20 years for marine services equipment (such as vessels and diving equipment), and three to 25 years for buildings, improvements and other equipment.

We charge the costs of repair and maintenance of property and equipment to operations as incurred, while we capitalize the costs of improvements that extend asset lives or functionality.

We capitalize interest on assets where the construction period is anticipated to be more than three months. We did not capitalize any interest in 2012 or 2011. We capitalized $0.3 million of interest in 2010. We do not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

Our management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill, which are held and used by us, to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using fair market value less cost to sell. Assets are classified as held-for-sale when we have a plan for disposal of certain assets and those assets meet the held for sale criteria. In 2010, we recorded a $5.2 million impairment charge as additional depreciation to adjust the carrying value of our vessel held for sale, *The Performer*, to its fair value less estimated costs to sell. We completed the sale in 2010 for approximately the vessel's reduced carrying value. This impairment charge was recorded in our cost of services and products in our Subsea Projects segment.

Business Acquisitions. We account for business combinations using the acquisition method of accounting, with the acquisition price being allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition.

The following table presents the cost (net of cash acquired) and the amounts of associated goodwill, other intangible assets, and other assets net of liabilities assumed for the business acquisitions we made in 2011:

(in thousands)	Cost	Goodwill	Other Intangible Assets	Other, net
Norse Cutting and Abandonment AS	$ 50,296	$ 20,283	$ 13,802	$ 16,211
AGR Field Operations Holdings AS	220,011	165,218	41,387	13,406
Other	21,310	10,836	5,360	5,114
Total Business Acquisitions	$ 291,617	$ 196,337	$ 60,549	$ 34,731

In March 2011, we purchased Norse Cutting and Abandonment AS ("NCA"), a Norwegian oilfield technology company that specializes in providing subsea tooling services used in the plugging, abandonment and decommissioning of offshore oil and gas production platforms and subsea wellheads. In addition, NCA performs specialized maintenance and repair services on production platforms in the North Sea. NCA's business is split approximately evenly between the North Sea and the U.S. Gulf of Mexico, and the business is in our Subsea Products segment. The acquisition included a small, non-strategic business operation we intended to sell when we purchased NCA. During 2011, we sold that operation, making the net acquisition price of the retained NCA operations $50 million. We have accounted for this net acquisition by allocating the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Our goodwill, all nondeductible for income tax purposes, associated with the acquisition was $20 million, and other intangible assets were $14 million. The results of operations of NCA are included in our consolidated statements of income from the date of acquisition.

In December 2011, we purchased AGR Field Operations Holdings AS and subsidiaries (collectively, "AGR FO"), which we believe is Norway's largest asset integrity management service provider on offshore production platforms, onshore facilities, and pipelines. AGR FO employs subsea technology to perform internal and external inspections of subsea hardware. AGR FO also has a substantial operating presence in Australia, where it operates and maintains offshore and onshore oil and gas production facilities for customers and provides subsea engineering services and operates an offshore logistics supply base. We incurred, and charged to expense, approximately $2 million of transaction costs associated with this acquisition.

We have accounted for this acquisition by allocating the purchase price to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Our goodwill, all nondeductible for income tax purposes, associated with the acquisition was $165 million, and other intangible assets were $41 million. The results of operations of AGR FO are included in our consolidated statements of income from the date of acquisition. Generally, AGR FO's Norwegian assets and operations are in our Asset Integrity segment and its Australian assets and operations are in our Subsea Projects segment.

We also made several smaller acquisitions during the periods presented, none of which were material.

Goodwill and Intangible Assets. In September 2011, the Financial Accounting Standards Board ("FASB") issued an update regarding goodwill impairment testing. Under the update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test. We have applied this update commencing in 2011. The provisions of the update have not had a material effect on our financial position or results of operations. We tested the goodwill attributable to each of our reporting units for impairment as of December 31, 2012 and 2011 and concluded that there was no impairment. We estimated fair value using discounted cash flow methodologies and market comparable information. The only changes in our reporting units' goodwill during the periods presented are from business acquisitions, as discussed above, and currency exchange rate changes. For more information regarding goodwill by business segment, see Note 7.

Intangible assets, primarily acquired in connection with business combinations, include trade names, intellectual property and customer relationships and are being amortized with a weighted average remaining life of approximately 13 years.

Revenue Recognition. We recognize our revenue according to the type of contract involved. On a daily basis, we recognize revenue under contracts that provide for specific time, material and equipment charges, which we bill periodically, ranging from weekly to monthly.

We account for significant fixed-price contracts, which we enter into mainly in our Subsea Products segment, and to a lesser extent in our Subsea Projects and Advanced Technologies segments, using the percentage-of-completion method. In 2012, we accounted for 11% of our revenue using the percentage-of-completion method. In determining whether a contract should be accounted for using the percentage-of-completion method, we consider whether:

- the customer provides specifications for the construction of facilities or production of goods or for the provision of related services;
- we can reasonably estimate our progress towards completion and our costs;
- the contract includes provisions as to the enforceable rights regarding the goods or services to be provided, consideration to be received and the manner and terms of payment;
- the customer can be expected to satisfy its obligations under the contract; and
- we can be expected to perform our contractual obligations.

Under the percentage-of-completion method, we recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. Although we are continually striving to accurately estimate our contract costs and profitability, adjustments to overall contract costs could be significant in future periods.

We recognize the remainder of our revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, price is fixed or determinable and collection is reasonably assured.

Revenue in Excess of Amounts Billed is classified as accounts receivable and relates to recoverable costs and accrued profits on contracts in progress. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed on uncompleted fixed-price contracts accounted for using the percentage-of-completion method is summarized as follows:

	December 31,	
(in thousands)	2012	2011
Revenue recognized	$ 181,286	$ 271,233
Less: Billings to customers	(177,915)	(252,745)
Revenue in excess of amounts billed	$ 3,371	$ 18,488

Billings in Excess of Revenue Recognized on uncompleted fixed-price contracts accounted for using the percentage-of-completion method are summarized as follows:

	December 31,	
(in thousands)	2012	2011
Amounts billed to customers	$ 108,244	$ 78,876
Less: Revenue recognized	(55,803)	(42,952)
Billings in excess of revenue recognized	$ 52,441	$ 35,924

Stock-Based Compensation. We recognize all share-based payments to directors, officers and employees over their vesting periods in the income statement based on their estimated fair values.

The Compensation Committee of our Board of Directors has expressed its intention to refrain from using stock options as a component of compensation for our executive officers and other employees for the foreseeable future. Additionally, our Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future. No stock options have been granted since 2005, and we no longer have any stock options outstanding. For more information on our employee benefit plans, see Note 8.

Income Taxes. We provide income taxes at appropriate tax rates in accordance with our interpretation of the respective tax laws and regulations after review and consultation with our internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. We provide for deferred income taxes for differences between carrying amounts of assets and liabilities for financial and tax reporting purposes. We provide for deferred U.S. income taxes on foreign income only to the extent such income is not to be indefinitely reinvested in foreign entities. We provide a valuation allowance against deferred tax assets when it is more likely than not that the asset will not be realized.

We recognize the benefit for a tax position if the benefit is more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements.

Foreign Currency Translation. The functional currency for several of our foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are recognized in accumulated other comprehensive income as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income. We recorded $(5.4) million, $(0.4) million and $(2.8) million of foreign currency transaction gains (losses) in 2012, 2011 and 2010, respectively, and those amounts are included as a component of Other income (expense), net.

Earnings Per Share. The table that follows presents our earnings per share calculations.

	Year Ended December 31,		
	2012	2011	2010
	(in thousands, except per share data)		
Basic earnings per share:			
Net income per consolidated statements of income	$ 289,017	$ 235,658	$ 200,531
Income allocable to participating securities	—	—	(709)
Earnings allocable to common shareholders	$ 289,017	$ 235,658	$ 199,822
Basic shares outstanding	108,015	108,308	109,119
Basic earnings per share	$ 2.68	$ 2.18	$ 1.83
Diluted earnings per share:			
Net income per consolidated statements of income	$ 289,017	$ 235,658	$ 200,531
Income allocable to participating securities	—	—	(706)
Earnings allocable to diluted common shareholders	$ 289,017	$ 235,658	$ 199,825
Diluted shares outstanding	108,617	109,001	109,535
Diluted earnings per share	$ 2.66	$ 2.16	$ 1.82

Financial Instruments. We recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship. As of December 31, 2012, we had no derivative instruments in effect.

New Accounting Standard. In May 2011, the Financial Accounting Standards Board issued an update relating to the convergence of U.S. GAAP and International Financial Reporting Standards. This update defines certain requirements for measuring fair value and for disclosing information about fair value measurements. This update is applied prospectively and was effective for us January 1, 2012. The provisions of this update have not had a material effect on our financial position or results of operations, and we have included the required disclosures in these Notes to Consolidated Financial Statements.

2. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Our investments in unconsolidated affiliates consisted of the following:

	December 31,	
(in thousands)	2012	2011
Medusa Spar LLC	$ 42,540	$ 49,480
Other	79	127
	$ 42,619	$ 49,607

In 2003, we purchased a 50% equity interest in Medusa Spar LLC for $43.7 million. Medusa Spar LLC owns a 75% interest in a production spar platform in the U.S. Gulf of Mexico. Medusa Spar LLC's revenue is derived from processing oil and gas production for a fee based on the volumes processed through the platform (throughput). We account for our investment in Medusa Spar LLC under the equity method of accounting.

Our 50% share of the underlying equity of the net assets of Medusa Spar LLC is approximately equal to its carrying value. Our 50% share of the cumulative undistributed earnings of Medusa Spar LLC was $0.9 million and $7.8 million at December 31, 2012 and 2011, respectively. We received cash distributions of $8.7 million, $6.3 million and $7.7 million from Medusa Spar LLC in 2012, 2011 and 2010, respectively.

3. INCOME TAXES

Our provisions for income taxes and our cash taxes paid are as follows:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Current:			
Domestic	$ 4,039	$ 13,169	$ 18,982
Foreign	108,212	81,556	54,525
Total current	112,251	94,725	73,507
Deferred:			
Domestic	26,170	12,144	20,529
Foreign	(5,516)	(4,642)	10,655
Total deferred	20,654	7,502	31,184
Total provision for income taxes	$ 132,905	$ 102,227	$ 104,691
Cash taxes paid	$ 92,422	$ 72,825	$ 121,440

The components of income before income taxes are as follows:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Domestic	$ 53,240	$ 41,831	$ 87,776
Foreign	368,682	296,054	217,446
Income before income taxes	$ 421,922	$ 337,885	$ 305,222

As of December 31, 2012 and 2011, our worldwide deferred tax assets, liabilities and net deferred tax liabilities were as follows:

(in thousands)	December 31, 2012	December 31, 2011
Deferred tax assets:		
Deferred compensation	$ 42,296	$ 26,923
Deferred income	10,251	11,588
Accrued expenses	7,676	8,647
Other	12,613	4,875
Gross deferred tax assets	72,836	52,033
Valuation allowance	—	—
Total deferred tax assets	$ 72,836	$ 52,033
Deferred tax liabilities:		
Property and equipment	$ 106,237	$ 88,657
Unremitted foreign earnings	91,164	58,195
Basis difference in equity investments	13,860	15,518
Other	17,071	26,477
Total deferred tax liabilities	$ 228,332	$ 188,847
Net deferred income tax liability	$ 155,496	$ 136,814

Our net deferred tax liability is reflected within our balance sheet as follows:

(in thousands)	December 31, 2012	December 31, 2011
Deferred tax liabilities	$ 178,100	$ 157,532
Current deferred tax assets	(22,604)	(20,718)
Net deferred income tax liability	$ 155,496	$ 136,814

At December 31, 2012 we have approximately $4.4 million of foreign tax credits available to reduce future payments of U.S. federal income taxes. These tax credits expire commencing in 2021. We believe it is more likely than not that all our deferred tax assets are realizable. Reconciliations between the actual provision for income taxes on continuing operations and that computed by applying the United States statutory rate to income before income taxes were as follows:

	Year Ended December 31, 2012	2011	2010
United States statutory rate	35.0%	35.0%	35.0%
State and local taxes	0.1	0.2	0.3
Foreign tax rate differential	(2.9)	(3.3)	—
Amended returns filed	—	(1.4)	—
Other items, net	(0.7)	(0.2)	(1.0)
Total effective tax rate	31.5%	30.3%	34.3%

We consider $251 million of unremitted earnings of our foreign subsidiaries to be indefinitely reinvested. It is not practical for us to compute the amount of additional U.S. tax that would be due on this amount. We have provided deferred income taxes on the foreign earnings we expect to repatriate.

We recognize the benefit for a tax position if the benefit is more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

We account for any applicable interest and penalties on uncertain tax positions as a component of our provision for income taxes on our financial statements. We increased/(decreased) income tax expense by $(2.7) million, $0.4 million and $0.2 million in 2012, 2011 and 2010, respectively, for penalties and interest on uncertain tax positions, which brought our total liabilities for penalties and interest on uncertain tax positions to $1.7 million and $4.4 million on our balance sheets at December 31, 2012 and 2011, respectively. Including associated foreign tax credits and penalties and interest, we have accrued a net total of $6.5 million in the caption "other long-term liabilities" on our balance sheet for unrecognized tax benefits at December 31, 2012. All additions or reductions to those liabilities affect our effective income tax rate in the periods of change.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, not including associated foreign tax credits and penalties and interest, is as follows:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Beginning of year	$ 10,104	$ 9,991	$ 9,488
Additions based on tax positions related to the current year	244	947	1,296
Reductions for expiration of statutes of limitations	(225)	(834)	(793)
Additions based on tax positions related to prior years	3,335	—	—
Reductions based on tax positions related to prior years	(8,193)	—	—
Settlements	(125)	—	—
Balance at end of year	$ 5,140	$ 10,104	$ 9,991

We do not believe that the total of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

We file a consolidated U.S. federal income tax return for Oceaneering International, Inc. and our domestic subsidiaries. We conduct our international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Our management believes that adequate provisions have been made for all taxes that will ultimately be payable, although final determination of tax liabilities may differ from our estimates.

Our tax returns are subject to audit by taxing authorities in multiple jurisdictions. These audits often take years to complete and settle. The following lists the earliest tax years open to examination by tax authorities where we have significant operations:

Jurisdiction	Periods
United States	2009
United Kingdom	2009
Norway	2002
Angola	2007
Nigeria	2006
Brazil	2007
Australia	2009
Canada	2009

4. SELECTED BALANCE SHEET AND INCOME STATEMENT INFORMATION

The following is information regarding selected balance sheet accounts:

	December 31,	
(in thousands)	2012	2011
Inventory:		
Inventory for remotely operated vehicles	$ 174,612	$ 135,297
Other inventory, primarily raw materials	156,668	119,798
Total	$ 331,280	$ 255,095
Other Current Assets:		
Deferred income taxes	$ 22,604	$ 20,718
Prepaid expenses	61,627	52,355
Total	$ 84,231	$ 73,073
Other Non-Current Assets:		
Intangible assets, net	$ 78,252	$ 70,611
Cash surrender value of life insurance policies	42,841	38,318
Long-term portion of accounts receivable, net	—	21,658
Other	13,091	9,449
Total	$ 134,184	$ 140,036
Accrued Liabilities:		
Payroll and related costs	$ 218,609	$ 191,430
Accrued job costs	75,037	51,296
Deferred revenue, including billings in excess of revenue recognized	73,465	52,132
Other	41,192	40,303
Total	$ 408,303	$ 335,161
Other Long-Term Liabilities:		
Deferred income taxes	$ 178,100	$ 157,532
Supplemental Executive Retirement Plan	35,772	34,768
Accrued post-employment benefit obligations	12,942	13,935
Other	14,659	14,972
Total	$ 241,473	$ 221,207

The following schedule shows our revenue, costs and gross margins by services and products:

(in thousands)	Year Ended December 31, 2012	2011	2010
Revenue:			
Services	$ 1,887,957	$ 1,369,614	$ 1,277,795
Products	894,647	823,049	639,250
Total revenue	2,782,604	2,192,663	1,917,045
Cost of Services and Products:			
Services	1,418,511	999,396	916,495
Products	642,199	603,289	461,477
Unallocated expenses	94,036	81,219	72,753
Total cost of services and products	2,154,746	1,683,904	1,450,725
Gross margin:			
Services	469,446	370,218	361,300
Products	252,448	219,760	177,773
Unallocated expenses	(94,036)	(81,219)	(72,753)
Total gross margin	$ 627,858	$ 508,759	$ 466,320

5. DEBT

Long-term Debt consisted of the following:

(in thousands)	December 31, 2012	2011
Revolving credit facility	$ 94,000	$ 120,000
Long-term Debt	$ 94,000	$ 120,000

As of December 31, 2012, we had a $300 million revolving credit facility with a group of banks under an agreement (the "Credit Agreement") that is scheduled to expire on January 6, 2017. Subject to certain conditions, the aggregate commitments under the facility may be increased by up to $200 million by obtaining additional commitments from existing and/or new lenders. Borrowings under the facility may be used for working capital and general corporate purposes. We pay a commitment fee ranging from 0.175% to 0.35% on the unused portion of the facility, depending on our debt-to-capitalization ratio. The commitment fees are included as interest expense in our consolidated financial statements. Revolving borrowings under the facility bear interest at an adjusted base rate or the Eurodollar Rate (as defined in the agreement), at our option, plus an applicable margin. Depending on our debt to capitalization ratio, the applicable margin varies (1) in the case of adjusted base rate advances, from 0.125% to 0.750% and (2) in the case of eurodollar advances, from 1.125% to 1.750%. The adjusted base rate is the greater of (1) the per annum rate established by administrative agent as its prime rate, (2) the federal funds rate plus 0.50% and (3) the one-month Eurodollar Rate plus 1%. At December 31, 2012, we had $94 million of borrowings outstanding under the Credit Agreement and $206 million available for borrowing. The weighted average interest rate on all our outstanding borrowings was 1.6% at December 31, 2012.

The Credit Agreement contains various covenants that we believe are customary for agreements of this nature, including, but not limited to, restrictions on the ability of each of our restricted subsidiaries to incur unsecured debt, as well as restrictions on our ability and the ability of each of our restricted subsidiaries to incur secured debt, grant liens, make certain investments, make distributions, merge or consolidate, sell assets, enter into transactions with affiliates and enter into certain restrictive agreements. We are also subject to an interest coverage ratio and a debt to capitalization ratio. The Credit Agreement includes customary events and consequences of default.

We made cash interest payments of $4.3 million, $1.1 million and $7.2 million in 2012, 2011 and 2010, respectively. Cash interest payments, and interest expense, in 2010 include $2.9 million to terminate an interest rate hedge.

6. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2012, we occupied several facilities under noncancellable operating leases expiring at various dates through 2025. Future minimum rentals under all of our operating leases, including vessel rentals, are as follows:

	(in thousands)
2013	$ 92,954
2014	70,791
2015	28,437
2016	22,467
2017	19,222
Thereafter	33,033
Total Lease Commitments	$ 266,904

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $107 million, $73 million and $69 million in 2012, 2011 and 2010, respectively.

Insurance

We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent, and beyond the self-insurance level of exposure, we carry insurance, which can be by occurrence or in the aggregate. We determine the level of accruals for claims exposure by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review larger claims with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

Litigation

Various actions and claims are pending against us, most of which are covered by insurance. Although we cannot predict the ultimate outcome of these matters, we believe the ultimate liability, if any, that may result from these actions and claims will not materially affect our results of operations, cash flow or financial position.

Letters of Credit

We had $42 million and $38 million in letters of credit outstanding as of December 31, 2012 and 2011, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, we manage risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, we do not use derivative instruments unless there is an underlying exposure.

Other financial instruments that potentially subject us to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents approximates its fair value due to the short maturity of those instruments. Accounts receivable are generated from a broad group of customers, primarily from within the energy industry, which is our major source of revenue. Due to their short-term nature, carrying values of our accounts receivable and accounts payable approximate fair market value. The carrying values of borrowings under the Credit Agreement approximate their fair value because the short-term durations of the interest rate periods reflect market changes to interest rates. Our borrowings under the Credit Agreement are classified as Level 2 in the fair value hierarchy (inputs other than quoted prices in active markets for similar assets and liabilities that are observable or can be corroborated by observable market data for substantially the full term for the assets or liabilities).

One customer in Angola owed us $40 million at December 31, 2011, all of which was overdue. We completed the work on the contracts related to this receivable in the first quarter of 2010. During 2011, based on our then-current estimate of when the receivable would be collected, we reduced the net carrying value of the receivable by $3 million to reflect a present value estimate and reclassified $22 million to Other non-current assets on our balance sheet at December 31, 2011, which represented the amount we believed would be collected more than one year from the balance sheet date. The $3 million adjustment was charged against our 2011 earnings as a reduction of revenue in our Subsea Projects segment. This amount was fully collected during 2012, and we credited the $3 million back to Subsea Projects revenue in 2012.

7. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

We are a global oilfield provider of engineered services and products, primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense and aerospace industries. Our Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Subsea Projects and Asset Integrity. Our ROV segment provides submersible vehicles operated from the surface to support offshore oil and gas exploration, production and construction activities. Our Subsea Products segment supplies a variety of built-to-order specialty subsea hardware. Our Subsea Projects segment provides multiservice vessels, oilfield diving and support vessel operations, which are used principally in inspection, maintenance and repair and installation activities, and a mobile offshore production system, through a 50% interest in an entity that holds a 75% interest in the system. With the acquisition we made in December 2011, we also operate and maintain offshore and onshore oil and gas production facilities, provide subsea engineering services, and operate an offshore logistics supply base in Australia. Our Asset Integrity segment, which was previously named Inspection, provides asset integrity management and assessment services and nondestructive testing and inspection. We renamed Inspection to Asset Integrity to more appropriately describe the services we are providing after our acquisition in December 2011. Our Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

There are no differences in the basis of segmentation or in the basis of measurement of segment profit or loss in the year ended December 31, 2012 from those used in our consolidated financial statements for the years ended December 31, 2011 and 2010, except for the change in the name of Inspection to Asset Integrity.

The table that follows presents Revenue, Income from Operations, Depreciation and Amortization Expense and Equity Earnings of Unconsolidated Affiliates by business segment:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Revenue			
Oil and Gas			
Remotely Operated Vehicles	$ 853,520	$ 755,033	$ 662,105
Subsea Products	829,034	770,212	549,233
Subsea Projects	379,571	167,477	247,538
Asset Integrity	435,381	266,577	223,469
Total Oil and Gas	2,497,506	1,959,299	1,682,345
Advanced Technologies	285,098	233,364	234,700
Total	$ 2,782,604	$ 2,192,663	$ 1,917,045
Income from Operations			
Oil and Gas			
Remotely Operated Vehicles	$ 248,972	$ 224,705	$ 211,725
Subsea Products	170,959	142,184	108,522
Subsea Projects	63,461	32,662	46,910
Asset Integrity	45,196	30,560	25,893
Total Oil and Gas	528,588	430,111	393,050
Advanced Technologies	21,182	16,661	16,934
Unallocated Expenses	(121,173)	(111,941)	(100,484)
Total	$ 428,597	$ 334,831	$ 309,500
Depreciation and Amortization Expense			
Oil and Gas			
Remotely Operated Vehicles	$ 108,933	$ 100,089	$ 86,232
Subsea Products	36,638	31,299	27,956
Subsea Projects	13,340	8,024	25,826
Asset Integrity	11,808	5,689	4,098
Total Oil and Gas	170,719	145,101	144,112
Advanced Technologies	2,677	3,134	4,588
Unallocated Expenses	3,087	2,992	4,951
Total	$ 176,483	$ 151,227	$ 153,651
Equity Earnings of Unconsolidated Affiliates			
Subsea Projects	$ 1,673	$ 3,801	$ 2,078
Total	$ 1,673	$ 3,801	$ 2,078

We determine income from operations for each business segment before interest income or expense, other income (expense) and provision for income taxes. We do not consider an allocation of these items to be practical.

During 2011, we sold the *Ocean Legend*, a mobile offshore production system. The sale resulted in a gain of $19.6 million, which we recognized as a reduction of the costs of services and products in our Subsea Projects segment.

Depreciation and amortization expense for Subsea Projects in 2010 includes an impairment charge of $5.2 million in the first quarter to reduce the carrying value of our vessel held for sale, *The Performer*, to its fair value, less estimated costs to sell. In the third quarter of 2010, we sold the vessel for approximately its reduced carrying value.

During 2012 and 2010, revenue from one customer, BP plc and subsidiaries in our oil and gas business segments, accounted for 13% and 12% of our total consolidated revenue, respectively. No individual customer accounted for more than 10% of our consolidated revenue during 2011.

The following table presents Assets, Property and Equipment and Goodwill by business segment as of the dates indicated:

	December 31,	
(in thousands)	2012	2011
Assets		
Oil and Gas		
Remotely Operated Vehicles	$ 1,017,772	$ 861,059
Subsea Products	727,703	659,211
Subsea Projects	316,353	338,205
Asset Integrity	404,137	284,159
Total Oil and Gas	2,465,965	2,142,634
Advanced Technologies	73,908	62,627
Corporate and Other	228,245	195,283
Total	$ 2,768,118	$ 2,400,544
Property and Equipment, net		
Oil and Gas		
Remotely Operated Vehicles	$ 597,770	$ 517,098
Subsea Products	213,536	184,911
Subsea Projects	157,755	141,178
Asset Integrity	33,503	30,327
Total Oil and Gas	1,002,564	873,514
Advanced Technologies	9,194	9,272
Corporate and Other	13,374	10,522
Total	$ 1,025,132	$ 893,308
Goodwill		
Oil and Gas		
Remotely Operated Vehicles	$ 27,428	$ 26,908
Subsea Products	120,332	112,817
Asset Integrity	204,979	183,292
Total Oil and Gas	352,739	323,017
Advanced Technologies	10,454	10,454
Total	$ 363,193	$ 333,471

All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

The following table presents Capital Expenditures, including business acquisitions, by business segment for the periods indicated:

(in thousands)	Year Ended December 31, 2012	2011	2010
Capital Expenditures			
Oil and Gas			
Remotely Operated Vehicles	$ 198,323	$ 135,770	$ 109,377
Subsea Products	68,052	100,824	41,802
Subsea Projects	15,890	64,803	43,506
Asset Integrity	18,560	212,951	9,551
Total Oil and Gas	300,825	514,348	204,236
Advanced Technologies	2,953	5,757	2,351
Corporate and Other	6,080	6,540	593
Total	$ 309,858	$ 526,645	$ 207,180

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2012	2011	2010
Revenue			
Foreign:			
West Africa	$ 463,227	$ 284,642	$ 260,377
Norway	461,863	310,891	212,854
United Kingdom	334,319	256,565	156,114
Asia and Australia	290,821	217,094	136,518
Brazil	164,660	155,532	135,510
Other	112,486	93,325	72,157
Total Foreign	1,827,376	1,318,049	973,530
United States	955,228	874,614	943,515
Total	$ 2,782,604	$ 2,192,663	$ 1,917,045
Long-Lived Assets			
Foreign:			
Norway	$ 474,408	$ 436,043	$ 165,942
West Africa	141,927	120,732	106,028
United Kingdom	85,434	65,830	70,730
Asia and Australia	65,012	72,518	76,835
Brazil	113,829	99,709	79,484
Other	34,105	30,633	28,569
Total Foreign	914,715	825,465	527,588
United States	607,572	552,639	483,078
Total	$ 1,522,287	$ 1,378,104	$ 1,010,666

Revenue is based on location where services are performed and products are manufactured.

8. EMPLOYEE BENEFIT PLANS

Retirement Investment Plans

We have several employee retirement investment plans that, taken together, cover most of our full time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing us to contribute the deferred amount to the plan. We match a portion of the employees' deferred compensation. Our contributions to the 401(k) plan were $16.0 million, $14.5 million and $13.9 million for the plan years ended December 31, 2012, 2011 and 2010, respectively.

We also make matching contributions to other foreign employee savings plans similar in nature to a 401(k) plan. In 2012, 2011 and 2010, these contributions, principally related to plans associated with U.K. and Norwegian subsidiaries, were $9.6 million, $9.6 million and $7.1 million, respectively.

The Oceaneering International, Inc. Supplemental Executive Retirement Plan covers selected key management employees and executives, as approved by the Compensation Committee of our Board of Directors (the "Compensation Committee"). Under this plan, we accrue an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during 2012, 2011 and 2010 were $2.8 million, $3.4 million and $3.3 million, respectively.

We have defined benefit plans covering some of our employees in the U.K. and Norway. There are no further benefits accruing under the U.K. plan, and the Norway plan is closed to new participants. The projected benefit obligations for both plans were $29 million and $25 million, at December 31, 2012 and 2011, respectively, and the fair values of the plan assets (using Level 2 inputs) for both plans were $24 million and $19 million at December 31, 2012 and 2011, respectively.

Incentive Plans

Under our 2010 Incentive Plan (the "Incentive Plan"), shares of our common stock are made available for awards to employees and nonemployee members of our Board of Directors.

The Incentive Plan is administered by the Compensation Committee; however, the full Board of Directors makes determinations regarding awards to nonemployee directors under the Incentive Plan. The Compensation Committee or our Board of Directors, as applicable, determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. Stock options, stock appreciation rights and stock and cash awards may be made under the Incentive Plan. There are no options outstanding under the Incentive Plan. We have not granted any stock options since 2005 and the Compensation Committee has expressed its intention to refrain from using stock options as a component of employee compensation for our executive officers and other employees for the foreseeable future. Additionally, the Board of Directors has expressed its intention to refrain from using stock options as a component of nonemployee director compensation for the foreseeable future.

In 2012, 2011 and 2010, the Compensation Committee granted awards of performance units under the Incentive Plan and a prior plan to certain of our key executives and employees, and our Board of Directors granted performance units under the Incentive Plan and a prior plan to our Chairman of the Board of Directors. The performance units awarded are scheduled to vest in full on the third anniversary of the award date, or pro rata over three years if the participant meets certain age and years of service requirements. The Compensation Committee and the Board of Directors have approved specific financial goals and measures (as defined in the Performance Award Goals and Measures), based on our cumulative cash flow from operations and a comparison of return on invested capital and cost of capital for each of the three-year periods ending December 31, 2014, 2013 and 2012 to be used as the basis for the final value of the performance units. The final value of each performance unit granted in 2012, 2011 and 2010 may range from $0 to $150. Upon vesting and determination of value, the value of the performance units will be payable in cash. Compensation expense related to the performance units was $19.9 million, $18.8 million and $17.0 million in 2012, 2011 and 2010, respectively. As of December 31, 2012, there were 406,758 performance units outstanding.

There has been no stock option activity after December 31, 2010. The following is a summary of our stock option activity for the year ended December 31, 2010:

	Shares under Option	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance at December 31, 2009	82,000	8.44	
Granted	—	—	
Exercised	(82,000)	8.44	$ 1,858,000
Forfeited	—	—	
Balance at December 31, 2010	—	$ —	

We received $0.7 million from the exercise of stock options in 2010. The excess tax benefit realized from tax deductions from stock options for 2010 was $0.9 million. Excess tax benefits from share-based compensation are classified as a cash outflow in cash flows from operating activities and an inflow in cash flows from financing activities in the statement of cash flows.

During 2012, 2011 and 2010, the Compensation Committee granted restricted units of our common stock to certain of our key executives and employees. During 2012, 2011 and 2010, our Board of Directors granted restricted units of our common stock to our Chairman of the Board of Directors (our "Chairman") and restricted common stock to our other nonemployee directors. Over 50%, 50% and 60% of the grants made to our employees in 2012, 2011 and 2010, respectively, vest in full on the third anniversary of the award date, conditional upon continued employment. The remainder of the grants made to employees and all the grants made to our Chairman vest pro rata over three years, as these participants meet certain age and years-of-service requirements. For the grants to each of the participant employees and the Chairman, the participant will be issued a share of our common stock for the participant's vested restricted stock units at the earlier of three years or, if the participant vested earlier after meeting the age and service requirements, at termination of employment or service. The grants to our nonemployee directors vest in full on the first anniversary of the award date conditional upon continued service as a director. Pursuant to grants of restricted common stock units to our employees made prior to 2005, at the time of each vesting, a participant received a tax-assistance payment. Our tax assistance payments were $1.8 million in 2010. There were no tax assistance payments in 2012 or 2011. In April 2009, the Compensation Committee adopted a policy that Oceaneering will not provide U.S. federal income tax gross-up payments to any of its directors or executive officers in connection with future awards of restricted stock or stock units. This policy had no effect on existing change-in-control agreements with several of our executive officers or the existing service agreement with our Chairman, which provide for tax gross-up payments that could become applicable to such future awards in limited circumstances, such as following a change in control of Oceaneering. Since August 2010, there have been no outstanding awards that provide for tax gross-up payments. The tax benefit realized from tax deductions in excess of the financial statement expense of our restricted stock grants was $2.5 million, $1.3 million and $0.8 million in 2012, 2011 and 2010, respectively.

The following is a summary of our restricted stock and restricted stock unit activity for 2012, 2011 and 2010:

	Number	Weighted Average Fair Value	Aggregate Intrinsic Value
Balance at December 31, 2009	1,243,050	$ 19.86	
Granted	421,850	29.58	
Issued	(595,790)	16.23	$ 16,673,000
Forfeited	(24,960)	24.73	
Balance at December 31, 2010	1,044,150	25.74	
Granted	463,400	41.26	
Issued	(379,952)	30.81	$ 15,563,000
Forfeited	(36,748)	27.77	
Balance at December 31, 2011	1,090,850	30.49	
Granted	337,575	55.98	
Issued	(369,050)	20.03	$ 20,325,000
Forfeited	(27,803)	42.02	
Balance at December 31, 2012	1,031,572	$ 42.27	

The restricted stock units granted in 2012, 2011 and 2010 carry no voting rights and no dividend rights. Each grantee of shares of restricted common stock is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares.

Effective January 1, 2006, the unvested portions of our grants of restricted stock units were valued at their estimated fair values as of their respective grant dates. The grants in 2012, 2011 and 2010 were subject only to vesting conditioned on continued employment or service as a nonemployee director; therefore, these grants were valued at the grant date fair market value using the closing price of our stock on the New York Stock Exchange.

Compensation expense under the restricted stock plans was $14.6 million, $11.1 million and $8.5 million for 2012, 2011 and 2010, respectively. As of December 31, 2012, we had $13.5 million of future expense to be recognized related to our restricted stock unit plans over a weighted average remaining life of 1.7 years.

Post-Employment Benefit

In 2001, we entered into an agreement with our Chairman who was also then our Chief Executive Officer. That agreement was amended in 2006 and in 2008. Pursuant to the amended agreement, the Chairman relinquished his position as Chief Executive Officer in May 2006 and began his post-employment service period on December 31, 2006, which continued through August 15, 2011, during which service period the Chairman, acting as an independent contractor, agreed to serve as nonexecutive Chairman of our Board of Directors. The agreement provides the Chairman with post-employment benefits for ten years following August 15, 2011. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children for their lives. We recognized the net present value of the post-employment benefits over the expected service period. Our total accrued liabilities, current and long-term, under this post-employment benefit were $6.8 million and $7.3 million at December 31, 2012 and 2011, respectively.

As part of the arrangements relating to the Chairman's post-employment benefits, we established an irrevocable grantor trust, commonly known as a "rabbi trust," to provide the Chairman greater assurance that we will set aside an adequate source of funds to fund payment of the post-retirement benefits under this agreement, including the medical coverage benefits payable to the Chairman, his spouse and their children for their lives. In connection with establishment of the rabbi trust, we contributed to the trust a life insurance policy on the life of the Chairman, which we had previously obtained, and we agreed to continue to pay the premiums due on that policy. When the life insurance policy matures, the proceeds of the policy will become assets of the trust. If the value of the trust exceeds $4 million, as adjusted by the consumer price index, at any time after January 1, 2012, the excess may be paid to us. However, because the trust is irrevocable, the assets of the trust are generally not available to fund our future operations until the trust terminates, which is not expected to be during the lives of the Chairman, his spouse or their children. Furthermore, no tax deduction will be available for our contributions to the trust; however, we may benefit from future tax deductions for benefits actually paid from the trust (although benefit payments from the trust are not expected to occur in the near term, because we expect to make direct payments of those benefits for the foreseeable future).

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2012				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 594,893	$ 672,545	$ 734,217	$ 780,949	$ 2,782,604
Gross profit	123,303	161,158	170,869	172,528	627,858
Income from operations	75,987	110,047	123,813	118,750	428,597
Net income	51,455	72,554	84,406	80,602	289,017
Diluted earnings per share	$ 0.47	$ 0.67	$ 0.78	$ 0.74	$ 2.66
Weighted average number of diluted shares outstanding	108,761	108,663	108,500	108,558	108,617

	Year Ended December 31, 2011				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
Revenue	$ 470,420	$ 545,838	$ 602,208	$ 574,197	$ 2,192,663
Gross profit	98,801	126,116	153,096	130,746	508,759
Income from operations	61,067	81,674	109,622	82,468	334,831
Net income	42,070	56,693	78,578	58,317	235,658
Diluted earnings per share	$ 0.39	$ 0.52	$ 0.72	$ 0.54	$ 2.16
Weighted average number of diluted shares outstanding	109,002	109,147	108,928	108,671	109,001

Forward-Looking Statements

All statements in this report that express a belief, expectation, or intention are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information at the time this report was written and expectations that involve a number of risks, uncertainties, and assumptions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions; prices of crude oil and natural gas; Oceaneering's ability to obtain and the timing of new projects; operating risks; changes in government regulations; technological changes; and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated. These and other risks are fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2012 and other periodic filings with the Securities and Exchange Commission.

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website, www.oceaneering.com, by selecting "Investor Relations," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

David K. Lawrence
Secretary
Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000

The use in this report of such terms as Oceaneering, company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

GENERAL INFORMATION

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, TX 77041-3000
Telephone: (713) 329-4500
www.oceaneering.com

Stock Symbol: OII

Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Overnight Deliveries:
250 Royall Street
Canton, MA 02021-1011

OII Account Information

www.computershare.com/investor

Telephone: (781) 575-2879
Fax: (781) 575-3605
Hearing Impaired/TDD: (800) 952-9245

Annual Shareholders' Meeting

Date: April 26, 2013
Time: 8:30 a.m. CDT
Location:
Oceaneering International, Inc.
5004 Railroad Avenue
Morgan City, LA 70380

Independent Public Accountants

Ernst & Young LLP
5 Houston Center
1401 McKinney, Suite 1200
Houston, TX 77010-4035

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, TX 77002-4995





Oceaneering International, Inc.

11911 FM 529
Houston, Texas 77041-3000
Telephone: (713) 329-4500

www.oceaneering.com


OCEANEERING